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                               May 11, 2021

       Rohan Ajila
       Chief Executive Officer and Chief Financial Officer
       Global Consumer Acquisition Corp
       1926 Rand Ridge Court
       Marietta GA 30062

                                                        Re: Global Consumer
Acquisition Corp
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            April 27, 2021
                                                            File No. 333-253445

       Dear Mr. Ajila:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed April 27,
2021

       Initial Business Combination, page 7

   1. We note your disclosure here regarding possible extensions at the discretion of your insiders. Please
disclose whether public shareholders will have redemption rights in connection with any
such extension. Also, we note the statement "our insiders and their affiliates or designees
are not obligated to fund the trust account to extend the time for us to complete our initial
business combination. To the extent that some, but not all, of our insiders, decide to
extend the period of time to consummate our initial business combination, such
insiders (or their affiliates or designees) may deposit the entire amount required." Please
clarify whether the trust account will be funded in the amounts you disclose if only one or
some insiders wish to extend the time to complete a business
 Rohan Ajila
Global Consumer Acquisition Corp
May 11, 2021
Page 2
      combination. For example, if only one of your insiders wishes to extend the time, can he or she unilaterally decide to extend and will he or she be responsible for the entire amount?
Number and Terms of Office of Officers and Directors, page 92

2. Your revisions in response to prior comment 2 state you will have 6 directors upon completion of this offering; however, only 5 individuals are listed in the table on page 90 and the disclosure that follows. Please revise or advise.
       You may contact Effie Simpson at (202) 551-3346 or Andrew Blume (202) 551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641or Anne Parker (202) 551-3611with any other questions.



                                                            Sincerely,
FirstName LastNameRohan Ajila
                                                            Division of
Corporation Finance
Comapany NameGlobal Consumer Acquisition Corp
                                                            Office of
Manufacturing
May 11, 2021 Page 2
cc:       Tahra Wright
FirstName LastName